Pricing supplement no. 395
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 25-I dated May 7, 2012

Registration Statement No. 333-177923
Dated May 11, 2012
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	**$590,000** **5.00% (equivalent to 10.00% per annum) Auto Callable Daily Observation Reverse Exchangeable Notes due November 16, 2012 Linked to the Lesser Performing of the Common Stock of Apple Inc. and the Common Stock of Microsoft Corporation**

General

- The notes are designed for investors who seek a higher interest rate than either the current dividend yields on the Reference Stocks or the yields on a conventional debt security with the same maturity issued by us. Investors should be willing to forgo the potential to participate in the appreciation of either Reference Stock, to accept the risks of owning equities in general and either Reference Stock, in particular, to assume the risk that the notes will be automatically called and, if the notes are not automatically called, to lose some or all of their principal at maturity.
- The notes will pay 5.00% (equivalent to 10.00% per annum) interest over the term of the notes, assuming no automatic call, payable at a rate of 0.83333% per month. **However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Share Price of the Lesser Performing Reference Stock and whether the closing price of either Reference Stock is less than its Initial Share Price by more than the applicable Buffer Amount on any day during the Monitoring Period. If the notes are automatically called, you will receive, for each $1,000 principal amount note, $1,000 *plus* accrued and unpaid interest. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- If the notes are not automatically called, payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Lesser Performing Reference Stock (or, at our election, the Cash Value), in each case, together with any accrued and unpaid interest, as described below. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing November 16, 2012*
- The payment at maturity is *not* linked to a basket composed of the Reference Stocks. The payment at maturity is linked to the performance of each of the Reference Stocks individually, as described below.
- Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Reference Stocks:	The common stock, no par value, of Apple Inc. (NASDAQ Stock Market symbol "AAPL") and the common stock, par value $0.00000625 per share, of Microsoft Corporation (The NASDAQ Stock Market symbol "MSFT"). We refer to Apple Inc. as "Apple," and we refer to Microsoft Corporation as "Microsoft" (each, a "Reference Stock" and, collectively, the "Reference Stocks").
Interest Rate:	5.00% (equivalent to 10.00% per annum) over the term of the notes, assuming no automatic call, payable at a rate of 0.83333% per month
Automatic Call:	If on any Call Date, the closing price of one share of each Reference Stock is greater than or equal to its Initial Share Price, the notes will be automatically called on the relevant Call Date.
Payment if Called:	If the notes are automatically called, on the relevant Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding that Call Settlement Date.
Pricing Date:	May 11, 2012
Settlement Date:	On or about May 16, 2012
Call Dates*:	June 13, 2012 (first Call Date), July 11, 2012 (second Call Date), August 13, 2012, (third Call Date), September 12, 2012 (fourth Call Date) and October 11, 2012 (final Call Date)
Call Settlement Dates*:	With respect to each Call Date, the first Interest Payment Date occurring after that Call Date
Observation Date*:	November 13, 2012
Maturity Date*:	November 16, 2012
CUSIP:	48125VXZ8
Interest Payment Dates*:	Interest on the notes will be payable monthly in arrears on the 16th calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date or the relevant Call Settlement Date, as applicable (each such day, an "Interest Payment Date"), commencing June 16, 2012. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.
Payment at Maturity:	If the notes are not automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on whether a Trigger Event has occurred and the performance of the Lesser Performing Reference Stock. If the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 *plus* any accrued and unpaid interest at maturity, *unless*: (a) the Final Share Price of any Reference Stock is less than its Initial Share Price; and (b) a Trigger Event has occurred. If the notes are not automatically called and the conditions described in (a) and (b) above are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Lesser Performing Reference Stock equal to the Physical Delivery Amount of the Lesser Performing Reference Stock (or, at our election, the Cash Value). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value will most likely be substantially less than the principal amount of your notes, and may be zero.**
Trigger Event:	A Trigger Event occurs if, on any day during the Monitoring Period, the closing price of one share of either Reference Stock is less than its Initial Share Price by more than the applicable Buffer Amount.
Buffer Amount:	**With respect to each Reference Stock, an amount that represents 25.00% of the Initial Share Price of that Reference Stock. See "Initial Share Price, Buffer Amounts and Physical Delivery Amounts" in this pricing supplement.**
Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Other Key Terms:	See "Additional Key Terms" on page TS-1 of this pricing supplement.

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Postponement of a Determination Date" and "Description of Notes — Postponement of a Payment Date" in the accompanying product supplement no. 25-I

Investing in the Upside Auto Callable Daily Observation Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 25-I and "Selected Risk Considerations" beginning on page TS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$40.36	$959.64
Total	$590,000	$23,812.40	$566,187.60

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $40.36 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $27.678 per $1,000 principal amount note. These concessions include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-43 of the accompanying product supplement no. 25-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

May 11, 2012

Recent Developments

One credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. We disclosed that the Chief Investment Office's synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed. We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011; and "Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co." in this pricing supplement for further discussion.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 25-I dated May 7, 2012. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto date May 8, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 25-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 25-I dated May 7, 2012:
  http://www.sec.gov/Archives/edgar/data/19617/000095010312002450/crt_dp30466-424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Physical Delivery Amount:	With respect to each Reference Stock, the number of shares of that Reference Stock, per $1,000 principal amount note, equal to $1,000 *divided by* the Initial Share Price of that Reference Stock, subject to adjustments. See "Initial Share Prices, Buffer Amounts and Physical Delivery Amounts" in this pricing supplement.
Cash Value:	The product of (1) $1,000 *divided by* the Initial Share Price of the Lesser Performing Reference Stock and (2) the Final Share Price of the Lesser Performing Reference Stock, subject to adjustments
Initial Share Price:	With respect to each Reference Stock, the closing price of one share of that Reference Stock on the Pricing Date, divided by the Stock Adjustment Factor for that Reference Stock. See "Initial Share Prices, Buffer Amounts and Physical Delivery Amounts" in this pricing supplement. The Initial Share Price of each Reference Stock is subject to adjustments in certain circumstances. See "General Terms of Notes — Anti-Dilution Adjustments" and "General Terms of Notes — Reorganization Events" in the accompanying product supplement no. 25-I for further information about these adjustments.
Final Share Price:	With respect to each Reference Stock, the closing price of one share of that Reference Stock on the Observation Date
Stock Adjustment Factor:	For each Reference Stock, set equal to 1.0 on the Pricing Date, subject to adjustment under certain circumstances. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 25-I.
Lesser Performing Reference Stock:	The Reference Stock with the Lesser Performing Reference Stock Return
Lesser Performing	The lower of the Reference Stock Return of the common stock of Apple and the Reference Stock Return

| | Reference Stock Return: | of the common stock of Microsoft |
| | Reference Stock Return: | With respect to each Reference Stock, the Reference Stock Return is calculated as follows: |

$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

Initial Share Prices, Buffer Amounts and Physical Delivery Amounts

The issuers of the Reference Stocks, the Bloomberg ticker symbol of each Reference Stock, the relevant exchange on which each Reference Stock is listed and the Initial Share Price, Buffer Amount and Physical Delivery Amount of each Reference Stock (each, subject to adjustments) are set forth below:

Ticker Symbol	Reference Stock Issuer	Exchange	Initial Share Price†	Buffer Amount†	Physical Delivery Amount†
AAPL	Apple Inc.	NASDAQ	$566.71	$141.6775	1.7646
MSFT	Microsoft Corporation	NASDAQ	$31.16	$7.79	32.0924

†Subject to adjustments

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US** — The notes will pay interest at the applicable Interest Rate specified on the cover of this pricing supplement, which is higher than the yield currently available on debt securities of comparable maturity issued by us. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **MONTHLY INTEREST PAYMENTS —** The notes offer monthly interest payments as specified on the cover of this pricing supplement. Interest will be payable monthly in arrears on the 16th calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date or the relevant Call Settlement Date, as applicable (each such day, an "Interest Payment Date"), commencing June 16, 2012. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.   For example, the monthly Interest Payment Date for June 2012 is June 16, 2012, but because that day is not a business day, payment of interest with respect to that Interest Payment Date will be made on June 18, 2012, the next succeeding business day.

- **POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE** — If the closing price of one share of each Reference Stock is greater than or equal to its Initial Share Price on any Call Date, your notes will be automatically called prior to the Maturity Date. Under these circumstances, on the relevant Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 *plus* accrued and unpaid interest to but excluding that Call Settlement Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED** — If the notes are not automatically called, we will pay you your principal back at maturity only if no Trigger Event occurs or the Final Share Price of each Reference Stock is greater than or equal to its Initial Share Price. A Trigger Event occurs if, on any day during the Monitoring Period, the closing price of one share of either Reference Stock is less than its Initial Share Price by more than the applicable Buffer Amount. **However, if the notes are not automatically called, a Trigger Event has occurred and the Final Share Price of either Reference Stock is less than its Initial Share Price, you could lose the entire principal amount of your notes.**

- **EXPOSURE TO EACH OF THE REFERENCE STOCKS** — The return on the notes is linked to the Lesser Performing Reference Stock, which will be either the common stock of Apple or the common stock of Microsoft. Please see "The Reference Stocks" in this pricing supplement for additional information.

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 725-III. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, and on current market conditions, in determining our reporting responsibilities we intend to treat the notes for U.S. federal income tax purposes as units each comprising: (x) a Put Option written by you that is terminated if an Automatic Call occurs and that, if not terminated, requires you to purchase the Lesser Performing Reference Stock (or, at our option, receive the Cash Value thereof) from us at maturity under circumstances where the payment due at maturity is the Physical Delivery Amount and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to follow this treatment and the allocation described in the following paragraph. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.

In determining our reporting responsibilities, we intend to treat 6.30% of each interest payment as interest on the Deposit and the remainder as Put Premium. Assuming that the treatment of the notes as units each comprising a Put Option and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale, including as a result of an Automatic Call.

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the 2007 notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative treatments, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 25-I dated May 7, 2012.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the notes are not automatically called, we will pay you your principal back at maturity only if no Trigger Event occurs or the Final Share Price of each Reference Stock is greater than or equal to its Initial Share Price. If the notes are not automatically called, a Trigger Event has occurred and the Final Share Price of either Reference Stock is less than its Initial Share Price, you will receive at maturity a predetermined number of shares of the Lesser Performing Reference Stock (or, at our election, the Cash Value). The market value of those shares of the Lesser Performing Reference Stock or the Cash Value will most likely be less than the principal amount of each note and may be zero. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  In particular, one credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Recent Developments" in this pricing supplement; our quarterly report on Form 10-Q for the quarter ended March 31, 2012; and "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 25-I for additional information about these risks.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF EITHER REFERENCE STOCK** — If the notes are not automatically called and if a Trigger Event has not occurred or the Final Share Price of any Reference Stock is greater than or equal to its Initial Share Price, for each $1,000 principal amount note, you will receive $1,000 at maturity *plus* any accrued and unpaid interest, regardless of any appreciation in the value of either Reference Stock, which may be significant. If the notes are automatically called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Call Settlement Date *plus* any accrued and unpaid interest, regardless of the appreciation in the value of the Reference Stocks, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either or both Reference Stocks during the term of the notes.

- **YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE CLOSING PRICE OF ONE SHARE OF EACH REFERENCE STOCK** — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Reference Stocks. If the notes are not automatically called, your payment at maturity is contingent upon the performance of each individual Reference Stock such that you will be equally exposed to the risks related to *both* of the Reference Stocks. Poor performance by either of the Reference Stocks over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Reference Stock. Accordingly, your investment is subject to the risk of decline in the closing price of one share of each Reference Stock.

  The price of each Reference Stock can fall sharply due to factors specific to that Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

- **THE BENEFIT PROVIDED BY THE BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD** — If the notes are not automatically called and, on any day during the Monitoring Period, the closing price of one share of either Reference Stock is less than its Initial Share Price by more than the applicable Buffer Amount, a Trigger Event will occur, and you will be fully exposed to any depreciation in the Lesser Performing Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price of either Reference Stock is less than its Initial Share Price, you will receive at maturity a predetermined number of shares of the Lesser Performing Reference Stock (or, at our election, the Cash Value). You will receive shares of the Lesser Performing Reference Stock (or, at our election, the Cash Value) even if the relevant Reference Stock subsequently recovers so that the closing price of one share of that Reference Stock is less than its Initial Share Price by up to the applicable Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes *plus* accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING REFERENCE STOCK** — If the notes are not automatically called and a Trigger Event occurs, you will lose some or all of your investment in the notes if the Final Share Price of either Reference Stock is below its Initial Share Price. This will be true even if the Final Share Price of the other Reference Stock is greater than or equal to its Initial Share Price. The two Reference Stocks' respective performances may not be correlated and, as a result, if the notes are not automatically called, you may receive the principal amount of your notes at maturity only if there is a broad-based rise in the performance of U.S. equities across diverse markets during the term of the notes.

- **IN CERTAIN CIRCUMSTANCES, YOUR PAYMENT AT MATURITY MAY BE BASED ON A REFERENCE STOCK THAT DID NOT CAUSE A TRIGGER EVENT TO OCCUR** — If the notes are not called and a Trigger Event has occurred, your payment at maturity may be determined by the Least Performing Reference Stock even if the Least Performing Reference Stock did not cause the Trigger Event to occur. For example, if a Trigger Event has occurred with respect to one Reference Stock and that Reference Stock subsequently increases in value so that its Final Share Price exceeds or is equal to its Initial Share Price, your payment at maturity will not necessarily be based on the performance of that Reference Stock. Instead, if the Reference Stock Return of the other Reference Stock is negative, your payment at maturity will be based on the performance of that other Reference Stock, which is the Least Performing Reference Stock. Under these circumstances, you will receive at maturity a number of shares of that other Reference Stock equal to the Physical Delivery Amount of that other Reference Stock (or at our election, the Cash Value) even if that other Reference Stock did not cause a Trigger Event to occur.

- **THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — The notes will be automatically called before maturity if the closing price of each Reference Stock is greater than or equal to its Initial Share Price on any Call Date. Under these circumstances, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 *plus* accrued and unpaid interest to but excluding the relevant Call Settlement Date.

JPMorgan Structured Investments —   TS-4
Auto Callable Daily Observation Reverse Exchangeable Notes Linked to the Lesser Performing of the Common Stock of Apple Inc. and
the Common Stock of Microsoft Corporation

- **REINVESTMENT RISK** — If your notes are automatically called early, the term of the notes may be reduced to as short as one month and you will not receive interest payments after the relevant Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon an automatic call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **IF YOU RECEIVE SHARES OF THE LESSER PERFORMING REFERENCE STOCK AT MATURITY, THE VALUE OF THOSE SHARES MAY BE LESS ON THE MATURITY DATE THAN ON THE OBSERVATION DATE** — If the notes are not automatically called, a Trigger Event has occurred and the Final Share Price of either Reference Stock is less than its Initial Share Price, you will receive the number of shares of the Reference Stock equal to the Physical Delivery Amount of the Lesser Performing Reference Stock (or, at our election, the Cash Value). The value of that Physical Delivery Amount on the Observation Date will be less than $1,000 for each $1,000 principal amount note and could decrease further during the period between the Observation Date and the Maturity Date. We will make no adjustments to the Physical Delivery Amount of the Least Performing Reference Stock to account for any fluctuations in the value of that Physical Delivery Amount, and you will bear the risk of any decrease in the value of that Physical Delivery Amount between the Observation Date and the Maturity Date.

- **BUFFER AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — Assuming the notes are not automatically called, we will pay you your principal back at maturity only if a Trigger Event has not occurred or the Final Share Price of each Reference Stock is greater than or equal to its Initial Share Price and the notes are held to maturity. If the notes are not automatically called, a Trigger Event has occurred and the Final Share Price of either Reference Stock is less than its Initial Share Price, the benefit provided by the applicable Buffer Amount will be eliminated and you will be fully exposed at maturity to any decline in the closing price of one share of the Lesser Performing Reference Stock.

- **VOLATILITY RISK** — Greater expected volatility with respect to the Reference Stocks indicates a greater likelihood as of the Pricing Date that a Reference Stock could close below its Initial Share Price by more than the applicable Buffer Amount on any day during the Monitoring Period. The Reference Stocks' volatility, however, can change significantly over the term of the notes. The closing price of a Reference Stock could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.

- **NO OWNERSHIP RIGHTS IN EITHER REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights or dividend payments. In addition, the Reference Stock issuers will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of either Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We did not independently verify any of the information about the Reference Stock issuers contained in this pricing supplement or in product supplement no. 25-I. You should undertake your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to the Reference Stocks from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an automatic call or our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

- **THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCKS IS LIMITED AND MAY BE DISCRETIONARY** — The calculation agent will make adjustments to a Stock Adjustment Factor for certain corporate events affecting the applicable Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect a Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the value of the applicable Reference Stock and interest rates on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 25-I.

What Is the Total Return on the Notes at Maturity or Upon Automatic Call, Assuming a Range of Performances for the Lesser Performing Reference Stock?

The following table and examples illustrate the hypothetical total return on the notes at maturity or upon automatic call. The "note total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the value of the payment in cash or shares of the Lesser Performing Reference Stock at maturity or upon automatic call *plus* the interest payments received to and including the Maturity Date or the relevant Call Settlement Date, as applicable, per $1,000 principal amount note to $1,000. **The table and examples below assume that the Lesser Performing Reference Stock is the common stock of Microsoft and that the closing price of one share of Apple on each Call Date is greater than or equal to its Initial Share Price. We make no representation or warranty as to which of the Reference Stocks will be the Lesser Performing Reference Stock for purposes of calculating your actual payment at maturity, if applicable, or as to what the closing price of one share of either Reference Stock will be on any Call Date or any day during the Monitoring Period.** In addition, the following table and examples assume an Initial Share Price for the Lesser Performing Reference Stock of $31 and reflect the Interest Rate of 5.00% (equivalent to 10.00% per annum) over the term of the notes (assuming no automatic call), payable at a rate of 0.83333% per month, and the Buffer Amount of 25.00% of the Initial Share Price of the Lesser Performing Reference Stock.

The hypothetical total returns and total payments set forth below are for illustrative purposes only and may not be the actual total returns or total payments applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Closing Price of One Share of the Lesser Performing Reference Stock	Lesser Performing Reference Stock Appreciation / Depreciation at Relevant Call Date or the Observation Date	Note Total Return at Relevant Call Settlement Date					Note Total Return at Maturity Date if a Trigger Event Has Not Occurred (1)	Note Total Return at Maturity Date if a Trigger Event Has Occurred (1)
		First	Second	Third	Fourth	Final		
$55.8000	80.00%	0.83333%	1.66667%	2.50000%	3.33333%	4.16667%	5.00%	5.00%
$51.1500	65.00%	0.83333%	1.66667%	2.50000%	3.33333%	4.16667%	5.00%	5.00%
$46.5000	50.00%	0.83333%	1.66667%	2.50000%	3.33333%	4.16667%	5.00%	5.00%
$43.4000	40.00%	0.83333%	1.66667%	2.50000%	3.33333%	4.16667%	5.00%	5.00%
$40.3000	30.00%	0.83333%	1.66667%	2.50000%	3.33333%	4.16667%	5.00%	5.00%
$37.2000	20.00%	0.83333%	1.66667%	2.50000%	3.33333%	4.16667%	5.00%	5.00%
$34.1000	10.00%	0.83333%	1.66667%	2.50000%	3.33333%	4.16667%	5.00%	5.00%
$32.5500	5.00%	0.83333%	1.66667%	2.50000%	3.33333%	4.16667%	5.00%	5.00%
$31.3100	1.00%	0.83333%	1.66667%	2.50000%	3.33333%	4.16667%	5.00%	5.00%
$31.0000	0.00%	0.83333%	1.66667%	2.50000%	3.33333%	4.16667%	5.00%	5.00%
$29.4500	-5.00%	N/A	N/A	N/A	N/A	N/A	5.00%	0.00% (2)
$27.9000	-10.00%	N/A	N/A	N/A	N/A	N/A	5.00%	-5.00% (2)
$24.8000	-20.00%	N/A	N/A	N/A	N/A	N/A	5.00%	-15.00% (2)
$23.2500	-25.00%	N/A	N/A	N/A	N/A	N/A	5.00%	-20.00% (2)
$23.2469	-25.01%	N/A	N/A	N/A	N/A	N/A	N/A	-20.01% (2)
$21.7000	-30.00%	N/A	N/A	N/A	N/A	N/A	N/A	-25.00% (2)
$18.6000	-40.00%	N/A	N/A	N/A	N/A	N/A	N/A	-35.00% (2)
$15.5000	-50.00%	N/A	N/A	N/A	N/A	N/A	N/A	-45.00% (2)
$12.4000	-60.00%	N/A	N/A	N/A	N/A	N/A	N/A	-55.00% (2)
$9.3000	-70.00%	N/A	N/A	N/A	N/A	N/A	N/A	-65.00% (2)
$6.2000	-80.00%	N/A	N/A	N/A	N/A	N/A	N/A	-75.00% (2)
$3.1000	-90.00%	N/A	N/A	N/A	N/A	N/A	N/A	-85.00% (2)
$0.0000	-100.00%	N/A	N/A	N/A	N/A	N/A	N/A	-95.00% (2)

(1) A Trigger Event occurs if the closing price of one share of either Reference Stock is less than its Initial Share Price by more than 25.00% on any day during the Monitoring Period.

(2) These Note Total Returns reflect a payment at maturity of the number of shares of the Lesser Performing Reference Stock equal to the Physical Delivery Amount of the Lesser Performing Reference Stock (or, at our election, the Cash Value), assuming that the value of those shares on the Maturity Date is the same as their value on the Observation Date. You will bear the risk of any decrease in the value of the shares of the Lesser Performing Reference Stock between the Observation Date and the Maturity Date. Fractional shares will be paid in cash.

The following examples illustrate how the note total returns and total payments set forth in the table above are calculated.

Example 1: The closing price of one share of the Lesser Performing Reference Stock increases from its Initial Share Price of $31 to a closing price of $31.31 on the first Call Date. Because the closing price of one share of each Reference Stock on the first Call Date is greater than its Initial Share Price, the notes are automatically called, and the investor receives total payments of $1,008.3333 per $1,000 principal amount note, consisting of an interest payment of $8.3333 per $1,000 principal amount note and a payment upon automatic call of $1,000 per $1,000 principal amount note.

Example 2: The closing price of one share of the Lesser Performing Reference Stock decreases from its Initial Share Price of $31 to a closing price of $29.45 on the first Call Date, $27.90 on the second Call Date, $24.80 on the third Call Date and $23.25 on the fourth Call Date and increases from its Initial Share Price of $31 to a closing price of $32.55 on the final Call Date. Although the closing price of one share of the Lesser Performing Reference Stock on each of the first four Call Dates ($29.45, $27.90, $24.80 and $23.25) is less than its Initial Share Price of $31, because the closing price of one share of each Reference Stock on the final Call Date is greater than its Initial Share Price, the notes are automatically called, and the investor receives total payments of $1,041.6667 per $1,000 principal amount note, consisting of interest payments of $41.6667 per $1,000 principal amount note and a payment upon automatic call of $1,000 per $1,000 principal amount note.

Example 3: The notes have not been automatically called prior to maturity and the closing price of one share of the Lesser Performing Reference Stock increases from its Initial Share Price of $31 to a Final Share Price of $32.55. Because the notes have not been automatically called prior to maturity and the Final Share Price of the Lesser Performing Reference Stock of $32.55 is greater than its Initial Share Price of $31, regardless of whether a Trigger Event has occurred, the investor receives total payments of $1,050 per $1,000 principal amount note over the term of the notes, consisting of aggregate interest payments of $50 per $1,000 principal amount note and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 4: The notes have not been automatically called prior to maturity, a Trigger Event has not occurred and the closing price of one share of the Lesser Performing Reference Stock decreases from its Initial Share Price of $31 to a Final Share Price of $27.90. Even though the Final Share Price of the Lesser Performing Reference Stock of $27.90 is less than its Initial Share Price of $31, because the notes have not been automatically called prior to maturity and a Trigger Event has not occurred, the investor receives total payments of $1,050 per $1,000 principal amount note over the term of the notes, consisting of aggregate interest payments of $50 per $1,000 principal amount note and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 5: The notes have not been automatically called prior to maturity, a Trigger Event has occurred and the closing price of one share of the Lesser Performing Reference Stock decreases from its Initial Share Price of $31 to a Final Share Price of $15.50. Because the notes have not been automatically called prior to maturity, a Trigger Event has occurred and the Final Share Price of the Lesser Performing Reference Stock of $15.50 is less than its Initial Share Price of $31, the investor receives the Physical Delivery Amount of the Lesser Performing Reference Stock (or, at our election, the Cash Value) at maturity. Because the Final Share Price of the Reference Stock is $15.50, the total value of your payment at maturity, whether in cash or shares of the Lesser Performing Reference Stock, is $500.00, assuming that the value of any shares on the Maturity Date is the same as their value on the Observation Date. Under these circumstances, the investor receives total payments of $550 per $1,000 principal amount note over the term of the notes, consisting of aggregate interest payments of $50 per $1,000 principal amount note and a payment at maturity with a value of $500 per $1,000 principal amount note.

Example 6: The notes have not been automatically called prior to maturity, a Trigger Event has occurred and the closing price of one share of the Lesser Performing Reference Stock decreases from its Initial Share Price of $31 to a Final Share Price of $0. Because the notes have not been automatically called prior to maturity, a Trigger Event has occurred and the Final Share Price of the Lesser Performing Reference Stock of $0 is less than its Initial Share Price of $31, the investor receives the Physical Delivery Amount of the Lesser Performing Reference Stock (or, at our election, the Cash Value) at maturity. Because the Final Share Price of the Reference Stock is $0.00, the total value of your payment at maturity, whether in cash or shares of the Lesser Performing Reference Stock, is $0.00, assuming that the value of any shares on the Maturity Date is the same as their value on the Observation Date. Under these circumstances, the investor receives total payments of $50 per $1,000 principal amount note over the term of the notes, consisting solely of aggregate interest payments of $50 per $1,000 principal amount note.

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

The Reference Stocks

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources, without independent verification. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to SEC file number provided below, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stocks" beginning on page PS-24 of the accompanying product supplement no. 25-I for more information.

Apple Inc. ("Apple")

According to its publicly available filings with the SEC, Apple designs, manufactures and markets mobile communication and media devices, personal computers and portable digital music players and sells a variety of related software, services, peripherals, networking solutions and third-party digital content and applications. The common stock of Apple, no par value, is listed on The NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of Apple in the accompanying product supplement no. 25-I. Apple's SEC file number is 000-10030.

Historical Information Regarding the Common Stock of Apple

The following graph sets forth the historical performance of the common stock of Apple based on the weekly closing price (in U.S. dollars) of one share of the common stock of Apple from January 5, 2007 through May 11, 2012. The closing price of one share of the common stock of Apple on May 11, 2012 was $566.71. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the closing price of one share of the common stock of Apple has experienced significant fluctuations. The historical performance of the common stock of Apple should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the common stock of Apple on any Call Date, the Observation Date or on any day during the Monitoring Period. We cannot give you assurance that the performance of the common stock of Apple will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Apple will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Apple.


Historical Performance of Apple Inc.
700
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0
Price ($)
Jan-07
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Source: Bloomberg

Microsoft Corporation ("Microsoft")

According to its publicly available filings with the SEC, Microsoft develops, licenses and supports a range of software products and services, designs and sells hardware and delivers relevant online advertising to a global customer audience. Microsoft also provides consulting and product and solution support services. The common stock of Microsoft, par value $0.00000625 per share, is listed on The NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of Microsoft in the accompanying product supplement no. 25-I. Microsoft's SEC file number is 000-14278.

Historical Information Regarding the Common Stock of Microsoft

The following graph sets forth the historical performance of the common stock of Microsoft based on the weekly closing price (in U.S. dollars) of one share of the common stock of Microsoft from January 5, 2007 through May 11, 2012. The closing price of the common stock of Microsoft on May 11, 2012 was $31.16. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the closing price of one share of the common stock of Microsoft has experienced significant fluctuations. The historical performance of the common stock of Microsoft should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the common stock of Microsoft on any Call Date, the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the common stock of Microsoft will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Microsoft will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Microsoft.



Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments —   TS-10
Auto Callable Daily Observation Reverse Exchangeable Notes Linked to the Lesser Performing of the Common Stock of Apple Inc. and
the Common Stock of Microsoft Corporation